
ITEM 1 - ORGANIZATION CHART

NAME OF                             ENERGY OR                                         PERCENTAGE OF
REPORTING                           GAS RELATED       DATE OF         STATE OF        VOTING           NATURE OF
COMPANY                             COMPANY           ORGANIZATION    ORGANIZATION    SECURITIES HELD  BUSINESS
EUA Compression Services Inc.       Energy Related    5/23/97         Massachusetts   100             electro-
                                                                                                      technologies
AllQuest Compressor Services,
L.L.C.                              Energy Related    5/23/97         Delaware        9.9             electro-
                                                                                                      technologies




ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
($ in 000's)


COMPANY         TYPE OF     PRINCIPAL                         PERSON TO        COLLATERAL    CONSIDERATION
ISSUING         SECURITY    AMOUNT OF   ISSUE OR   COST OF    WHOM SECURITY    GIVEN WITH    RECEIVED FOR
SECURITY        ISSUED      SECURITY    RENEWAL    CAPITAL    WAS ISSUED       SECURITY      EACH SECURITY
EUA Energy     short term   337         issue      6.03%      EUA Compression
Investment     notes                                          Services


                                                         AMOUNT OF
COMPANY                            COMPANY               CAPITAL
CONTRIBUTING                       RECEIVING             CONTRIBUTION
CAPITAL                            CAPITAL                 (000's)
None.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies.


REPORTING     ASSOCIATE
COMPANY       COMPANY         TYPES OF    DIRECT    INDIRECT             TOTAL
RENDERING     RECEIVING       SERVICES    COSTS     COSTS      COST OF   AMOUNT
SERVICES      SERVICES        RENDERED    CHARGED   CHARGED    CAPITAL   BILLED

None.

Part II - Transactions performed by associate companies on behalf of reporting companies.

REPORTING     ASSOCIATE
COMPANY       COMPANY          TYPE OF   DIRECT   INDIRECT            TOTAL
RENDERING     RECEIVING        SERVICES   COSTS    COSTS    COST OF   AMOUNT
SERVICES      SERVICES         RENDERED  CHARGED  CHARGED   CAPITAL   BILLED

EUA Service   EUA Compression  labor      $644                         $644
Corporation   Services, Inc.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
($ IN 000'S)


INVESTMENTS IN ENERGY-RELATED COMPANIES:

TOTAL CONSOLIDATED CAPITALIZATION AS OF 6/30/98      731,043     (line 1)
TOTAL CAPITALIZATION AS MULTIPLIED BY 15%            109,656     (line 2)
(line 1 multiplied by 0.15)

GREATER OF $50 MILLION OR line 2                         109,656 (line 3)

TOTAL CURRENT AGGREGATE INVESTMENT:
EUA Compression Services Inc. (Electrotechnologies)          337

TOTAL CURRENT AGGREGATE INVESTMENT                           337 (line 4)

DIFFERENCE BETWEEN THE GREATER OF $50 MILLION
OR 15% OF CAPITALIZATION AND THE TOTAL
AGGREGATE INVESTMENT OF THE REGISTERED
HOLDING COMPANY SYSTEM (line 3 less line 4)              109,319 (line 5)

ITEM 5 -  OTHER INVESTMENTS

MAJOR LINE OF       OTHER INV.       OTHER INV        REASON FOR
ENERGY-RELATED      IN LAST          IN THIS          DIFFERENCE IN
BUSINESS            U-9C-3 REPORT    U-9C-3 REPORT    OTHER INV.

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

EUA Compression Services, Inc.
Balance Sheet
(In thousands)
June 30, 1998
(unaudited)

             ASSETS

Non-Utility Property:
 Investments in Subsidiary Companies     $192
 Other Investments & Notes Recievable      16
    Total Non-utility Property            208

Current Assets
 Accounts Recievable - Other               65
    Total Currents Assets                  65

Total Assets                             $273

             LIABILITIES

Unapprop. Retained Earnings             $(119)
    Total Capitalization                 (119)

Current Liabilities
 Notes Payable                            337
 Accounts Payable                          38
 Interest Accrued                          17
    Total Current Liabilities             392

Total Liabilities                        $273



EUA Compression Services, Inc.
Income Statement
(In thousands)
For the quarter and year-to-date periods ended June 30, 1998
(unaudited)
                          3 Months Ended      Year to date
                          June 30, 1998       June 30, 1998
Operations expense              4                   5
Depreciation and amortization   1                   2
    Total operating expense     5                   7
Operating Income               (5)                 (7)
Other Income & Deductions      (8)                (43)
Income before Interest Charges(13)                (50)
Interest Charges                5                   9
Net Income                    (18)                (59)




Allquest Compressor Services, L.L.C.
Balance Sheet
(In thousands)
June 30, 1998
(unaudited)

             ASSETS

Current Assets
 Accounts Recievable - Ass. Cos.           11
 Accounts Recievable - Other                9
    Total Current  Assets                  20

Total Assets                              $20

             LIABILITIES
Additional Paid in Capital               $267
Unapprop. Retained Earnings              (247)
    Total Capitalization                  (20)

Current Liabilities
 Accounts Payable-Ass. Cos.                 0
    Total Current Liabilities               0

Total Liabilities                         $20


Allquest Compressor Services, L.L.C.
Income Statement
(In thousands)
For the quarter and year-to-date periods ended June 30, 1998
(unaudited)
                             3 Months Ended      Year to date
                              June 30, 1998     June 30, 1998
Operating Revenue                   0                    24
Selling, Gen. & Admin. Expense     53                   133
Net Income                        (53)                 (109)




B. Exhibits

1. Certificate of Notification

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
                                            :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to
                                            :       Form U-9C-3
                                            :
                                            :
(Public Utility Holding Company Act of 1935):
---------------------------------------------
     In accordance with the terms and conditions of Rule 58 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated February 14, 1997 Release No. 35-26667 (the "Order"), the undersigned hereby encloses herewith for filing pursuant to the above-referenced Order for the period ended June 30, 1998. A copy of this filing has been sent to:

            Massachusetts Department of Telecommunications & Energy 100 Cambridge Street
            Boston, MA  02202

            and

            Rhode Island Public Utilities Commission
            100 Orange Street
            Providence, RI  02903

                                     Very truly yours,


                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer



Date: August 26, 1998